SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 0)(1)


                             SOFTWARE SPECTRUM, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        ---------------------------------
                         (Title of Class of Securities)


                                    833960107
                             -----------------------
                                 (Cusip Number)


         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

                      [Continued on the following page(s)]

                                Page 1 of 6 Pages

CUSIP No. 833960107              13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.       Name of reporting persons
         S.S. or I.R.S. identification no. of above persons

         State Retirement and Pension System of Maryland
         52-1323466
--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group*
                                                                        (a)[   ]
                                                                        (b)[   ]
--------------------------------------------------------------------------------
3.       SEC use only

--------------------------------------------------------------------------------
4.       Citizenship or place of organization
         Maryland

--------------------------------------------------------------------------------
                          5.       Sole Voting Power
                                   221,100
     Number of            ------------------------------------------------------
     shares               6.       Shared Voting Power
     beneficially
     owned by                      0
     each                 ------------------------------------------------------
     reporting            7.       Sole Dispositive Power
     person
     with                          0
                          ------------------------------------------------------
                          8.       Shared Dispositive Power
                                   221,100
--------------------------------------------------------------------------------
9.       Aggregate amount beneficially owned by each reporting person

         221,100
--------------------------------------------------------------------------------
10.      Check box if the aggregate amount in row (9) excludes certain shares*
                                                                           [   ]
--------------------------------------------------------------------------------
11.      Percent of class represented by amount in row 9
         5.13%
--------------------------------------------------------------------------------
12.      Type of reporting person
         BP

CUSIP No. 833960107              13G                     Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

                           SOFTWARE SPECTRUM, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           2140 Merritt Drive
                           Garland TX  75041

Item 2(a).        Name of Person Filing:

                           State Retirement and Pension System of Maryland

Item 2(b).        Address of Principal Business Office or, if None,
                  Residence:

                           301 West Preston Street, Room 901 A
                           Baltimore, MD 21201

Item 2(c).        Citizenship:

                           Maryland

Item 2(d).        Title of Class of Securities:

                           COMMON STOCK

Item 2(e).        CUSIP Number:

                           833960107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]    Broker or Dealer registered under Section 15 of the Act,

         (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

CUSIP No. 833960107              13G                     Page 4 of 6 Pages

         (f) [ X ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

         (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

         (a) Amount beneficially owned: Dow Employees' Pension Plan is the beneficial owner of 280,000 shares of the common stock of the Issuer.

          (b)     Percent of Class: 5.13%

          (c)     Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the vote        221,100
                (ii)     Shared power to vote or to direct the vote            0
               (iii)     Sole power to dispose or to direct
                         the disposition of                                    0
                (iv)     Shared power to dispose or to direct
                         the disposition of                              221,100

CUSIP No. 833960107              13G                     Page 5 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Wellington Management Company, LLP, as investment adviser to the Dow Employees' Pension Plan, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities as to which this
                  Schedule is filed, and such interest relates to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable. This schedule is not beng filed pursuant to rule 13d-1(b)(1)(ii)(G) or rule 13d-1(c).

Item 8.          Identification and Classification of Members of the Group.

                  Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(H) or Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

CUSIP No. 833960107             13G                     Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:            February 12, 1998
                           Signature:       /s/ R. Carol Casey
                           Name/Title:      R. Carol Casey
                                            Chief Investment Officer